UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 30 October 2019, London U.K.

GSK delivers sales of £9.4 billion +16% AER, +11% CER (Pro-forma +6% CER*) Total EPS 31.4p +9% AER, -1% CER; Adjusted EPS 38.6p +9% AER, +1% CER

Financial highlights

●
Reported Group sales £9.4 billion +16% AER, +11% CER (Pro-forma growth +6% CER*); Pharmaceuticals £4.5 billion +7% AER, +3% CER; Vaccines £2.3 billion +20% AER, +15% CER; Consumer Healthcare £2.5 billion +30% AER, +25% CER (Pro-forma growth +3% CER*)

●
Total Group operating margin 22.9%; Adjusted Group operating margin 29.7% reflecting increased spending on R&D and priority assets, and the impact of generic Advair in the US, partly offset by Vaccines performance (Pharmaceuticals 24.1%; Vaccines 50.3%; Consumer Healthcare 24.3%)

●	Total EPS 31.4p +9% AER, -1% CER, Adjusted EPS 38.6p +9% AER, +1% CER reflecting operating performance and lower effective tax rate offset by increased profit allocation to non-controlling interests
●	9 months net cash flow from operations £4.6 billion. Free cash flow £2.5 billion
●	19p dividend declared for the quarter, continue to expect 80p for FY19
●	Consumer Healthcare JV with Pfizer completed 31 July creating new world leader in Consumer Healthcare
●	2019 Adjusted EPS guidance improved to expectation of around flat at CER from a decline of -3% to -5%

Product and pipeline highlights

●	Shingrix sales £535 million +87% AER, +76% CER driven by continuing strong execution in the US
●	Total Respiratory sales £806 million +25% AER, +19% CER. Nucala £203 million +40% AER, +33% CER, Trelegy £139 million +>100% AER, +>100% CER
●	Total HIV sales £1.3 billion, +5% AER, flat at CER. Two-drug regimen sales £119 million
●	Continued progress to strengthen and advance R&D pipeline including:

Oncology:
	-	Positive data presented at ESMO from PRIMA trial of Zejula monotherapy showing significant improvement in PFS in women with ovarian cancer regardless of biomarker status. On track to file by end 2019
	-	Positive headline data from pivotal DREAMM-2 study of belantamab mafodotin (GSK2857916) for multiple myeloma. On track to file by end 2019
	-	Positive data from GARNET study of dostarlimab for advanced or recurrent endometrial cancer. On track to file by end 2019
	-	Positive data presented at ESMO on GSK3359609 (ICOS receptor agonist) plus pembrolizumab in head and neck squamous cell carcinoma. Phase II/III registrational trial announced

Respiratory:
	-	Nucala approved in EU for self-administration by patients with severe eosinophilic asthma
	-	Trelegy Ellipta submitted to the FDA for use in patients with asthma

HIV:
	-	Long-acting injectable cabotegravir + rilpivirine submitted to EMA as the first monthly treatment for HIV
	-	Positive phase III results from ATLAS-2M study of cabotegravir + rilpivirine administered every 8 weeks

Other:
	-	Phase III start for first-in-class antibiotic, gepotidacin, in uncomplicated urinary tract infection and urogenital gonorrhoea
	-	Daprodustat filed in Japan for patients with renal anaemia due to chronic kidney disease

Q3 2019 results
	Q3 2019	Growth		9 months 2019	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	9,385	16	11	24,855	10	7

Total operating profit	2,147	12	3	5,059	29	20
Total earnings per share	31.4p	9	(1)	67.7p	38	28

Adjusted operating profit	2,786	10	3	7,120	9	3
Adjusted earnings per share	38.6p	9	1	99.2p	12	7

Net cash from operating activities	2,515	21		4,567	6
Free cash flow	1,939	25		2,474	4

The Total results are presented under ‘Financial performance’ on pages 11 and 24 and Adjusted results reconciliations are presented on pages 20, 21, 34 and 35. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 58. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 10. All expectations, guidance and targets regarding future performance and dividend payments should be read together with “Outlook, assumptions and cautionary statements” on pages 59 and 60.

*
Reported AER and CER growth rates include two months’ results of former Pfizer consumer healthcare business. Pro-forma CER growth rates are calculated as if the equivalent two months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of 2018. See “Pro-forma growth” on page 10.

Emma Walmsley, Chief Executive Officer, GSK said:

“GSK has made further good progress in Q3, with sales growth across all three businesses, and we have today upgraded our full-year EPS guidance. This quarter we have continued to strengthen our pipeline and have advanced assets in Respiratory, HIV and, notably, Oncology, where we are on track to file three innovative medicines by year end, following positive pivotal trial data. We also achieved a significant milestone with the completion of our new Consumer Healthcare Joint Venture with Pfizer, to create a new world leading consumer healthcare business.”

2019 guidance

GSK now expects 2019 Adjusted EPS will be around flat at CER. This new guidance represents a further improvement to that previously given in July 2019 of an expected decline in Adjusted EPS in the range of -3% to -5% at CER. The new guidance reflects operating performance in the nine months, increased investment in R&D and priority assets and a lower expected effective tax rate of around 17% for the year.

GSK expects to maintain the dividend for 2019 at the current level of 80p per share.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with “Outlook, assumptions and cautionary statements” on pages 59 and 60.

If exchange rates were to hold at the closing rates on 25 October 2019 ($1.28/£1, €1.15/£1 and Yen 139/£1) for the rest of 2019, the estimated positive impact on 2019 Sterling turnover growth would be around 2% and if exchange gains or losses were recognised at the same level as in 2018, the estimated positive impact on 2019 Sterling Adjusted EPS growth would be around 4%.

Results presentation

A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm GMT on 30 October 2019. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q3 2019

Turnover	Q3 2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,531	7	3
Vaccines	2,308	20	15
Consumer Healthcare	2,526	30	25

	9,365	16	11

Corporate and other unallocated turnover	20

Group turnover	9,385	16	11

Pro-forma growth			6

Group turnover increased 16% AER, 11% CER to £9,385 million in the quarter, with growth delivered by all three businesses, primarily driven by Vaccines and the acquired Pfizer consumer healthcare business to form the new Consumer Healthcare Joint Venture. Pro-forma turnover growth for the Group was 6% CER.

Pharmaceuticals sales were up 7% AER, 3% CER with HIV sales of £1,267 million, up 5% AER, flat at CER, as growth in Juluca and Dovato offset declines in Tivicay and Triumeq. Respiratory sales were up 25% AER, 19% CER to £806 million, on growth of Trelegy Ellipta and Nucala. Sales of Established Pharmaceuticals declined 1% AER, 5% CER to £2,223 million including the impact of loss of exclusivity of Advair.

Vaccines turnover grew 20% AER, 15% CER to £2,308 million, primarily driven by growth in sales of Shingrix. Meningitis and Influenza vaccines also contributed to growth.

Consumer Healthcare sales grew 30% AER, 25% CER to £2,526 million, primarily reflecting the acquired Pfizer legacy brands. On a pro-forma basis, turnover grew 3% CER, driven by strong performance in Oral health.

Operating profit
Total operating profit was £2,147 million compared with £1,910 million in Q3 2018. Adjusted operating profit was £2,786 million, up 10% AER, 3% CER on a turnover increase of 11% CER. The Adjusted operating margin of 29.7% was down 1.5 percentage points at AER, 2.4 percentage points at CER and down 2.0 percentage points CER on a pro-forma basis.

The unwind of the fair value uplift on Consumer Healthcare inventory acquired from Pfizer and increased re-measurement charges on the contingent consideration liabilities were partly offset by lower charges for major restructuring and an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands. GSK now expects the transaction to complete in Q1 2020, subject to legal and regulatory approvals.

Operating profit was also impacted by continuing price pressure, including from the loss of exclusivity of Advair, investment in R&D, including a significant increase in Oncology investment, and investments in promotional product support, particularly for new product launches. These were partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare and continued tight control of ongoing costs across all three businesses.

Earnings per share
Total earnings per share was 31.4p, compared with 28.8p in Q3 2018. Adjusted EPS of 38.6p compared with 35.5p in Q3 2018, up 9% AER, 1% CER, on a 3% CER increase in Adjusted operating profit. The improvement primarily resulted from a reduced tax rate and lower net finance costs partly offset by the higher non-controlling interest allocation of Consumer Healthcare profits.

Cash flow
Net cash inflow from operating activities was £2,515 million (Q3 2018: £2,077 million) and free cash flow was £1,939 million (Q3 2018: £1,554 million). The increased free cash flow primarily reflected improved operating profits, a lower seasonal increase in trade receivables and inventory, and reduced dividend payments to non-controlling interests.

Operating performance – nine months 2019

Turnover	9 months 2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	12,996	4	1
Vaccines	5,415	23	19
Consumer Healthcare	6,424	12	10

	24,835	10	7

Corporate and other unallocated turnover	20

Group turnover	24,855	10	7

Pro-forma growth			5

Group turnover increased 10% AER, 7% CER to £24,855 million in the nine months, with growth delivered by all three businesses. Pro-forma turnover growth for the Group was 5% CER.

Pharmaceuticals turnover was £12,996 million, up 4% AER, 1% CER. HIV sales were up 4% AER, 1% CER, to £3,597 million, with growth in Juluca and Dovato partly offset by a decline in Triumeq. Respiratory sales were up 23% AER, 18% CER, to £2,189 million, on growth of Trelegy Ellipta and Nucala. Established Pharmaceuticals sales declined 4% AER, 6% CER to £6,603 million, including the impact of loss of exclusivity of Advair.

Vaccines turnover grew 23% AER, 19% CER to £5,415 million, primarily driven by growth in sales of Shingrix. Meningitis and Influenza vaccines also contributed to growth.

Consumer Healthcare sales grew 12% AER, 10% CER to £6,424 million. On a pro-forma basis, sales grew 2% CER, driven largely by the International region with double digit growth in India and China.

Operating profit
Total operating profit was £5,059 million in the nine months compared with £3,929 million in 2018. Adjusted operating profit was £7,120 million, up 9% AER, 3% CER on a turnover increase of 7% CER. The Adjusted operating margin of 28.6% was down 0.3 percentage points at AER, 1.0 percentage points at CER and down 0.9 percentage points CER on a pro-forma basis. Reduced re-measurement charges on the contingent consideration liabilities and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other brands were partly offset by increased charges for major restructuring, primarily arising from write-downs in manufacturing sites.

Operating profit also benefited from sales growth in all three businesses, particularly Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, a benefit from favourable inventory adjustments in Vaccines and continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, including the impact of the loss of exclusivity of Advair, investment in R&D including a significant increase in Oncology investment, and investments in promotional product support, particularly for new launches.

Earnings per share
Total earnings per share for the nine months was 67.7p, compared with 49.0p in 2018. Adjusted EPS of 99.2p compared with 88.3p in 2018, up 12% AER, 7% CER, on a 3% CER increase in Adjusted operating profit. The improvement primarily resulted from the lower non-controlling interest allocation of Consumer Healthcare profits, a reduced effective tax rate and an increased share of after tax profits of associates, partly offset by increased net finance costs.

Cash flow
Net cash inflow from operating activities was £4,567 million (2018: £4,302 million) and free cash flow was £2,474 million (2018: £2,375 million). The increase primarily reflected improved operating profits, a lower seasonal increase in trade receivables, lower contingent consideration payments and reduced dividend payments to non-controlling interests.

R&D pipeline

41 new medicines in development, 17 Vaccines

Pipeline news flow highlights since Q2 2019:
Oncology

Zejula (niraparib)
●
Positive phase III results from the PRIMA study of Zejula in the first line maintenance setting in women with advanced ovarian cancer were presented at the 2019 European Society for Medical Oncology (ESMO) Congress and simultaneously published in The New England Journal of Medicine. Regulatory submissions are on track with US submission expected before end 2019.

●
Zejula received FDA approval for an expanded indication for the treatment of advanced ovarian, fallopian tube or primary peritoneal cancer patients, who have been treated with three or more prior chemotherapy regimens and whose cancer is associated with homologous recombination deficiency positive status including a BRCA mutation.

●	The first patient was dosed in the pivotal phase II study (MOONSTONE) evaluating the combination of Zejula and dostarlimab in patients with platinum resistant ovarian cancer.

GSK3359609 (ICOS)
●
Data (INDUCE-1) presented at ESMO 2019 demonstrated promising anti-tumour activity with GSK3359609, an ICOS receptor agonist, in combination with pembrolizumab in head and neck squamous cell carcinoma (HNSCC). These data support initiation of a phase II/III registrational trial with pembrolizumab in first-line recurrent/ metastatic HNSCC (INDUCE-3).

Belantamab mafodotin (GSK2857916 BCMA ADC)
●
Positive headline results from the pivotal DREAMM-2 study for multiple myeloma were announced and will be presented at an upcoming medical congress. Regulatory submissions are on track with US submission expected before end 2019.

Dostarlimab (TSR-042)
●	The first patient was dosed in the pivotal RUBY study of dostarlimab plus chemotherapy versus placebo plus chemotherapy in first line treatment of endometrial cancer.
●	Final data from the pivotal GARNET study of dostarlimab are in-house. Regulatory submissions are on track with US submission expected before end 2019.

GSK3145095 (RIP1k inhibitor)
●	GSK’095 for pancreatic cancer was terminated as part of ongoing portfolio prioritisation.

HIV/Infectious diseases

Cabotegravir + rilpivirine
●	Positive phase III results reported from the ATLAS-2M study of cabotegravir plus rilpivirine administered every eight weeks.
●	Regulatory application was submitted to the European Medicines Agency for cabotegravir plus rilpivirine, as the first once monthly injectable treatment for HIV.
Dovato (dolutegravir + lamivudine)
●	A supplemental NDA was submitted to the US FDA for the use of Dovato in Virologically Suppressed Adults with HIV-1.

GSK3389404/3228836 (HBV ASO)
●	Option exercised to license Ionis’ antisense medicines for people with chronic hepatitis B virus infection following phase II results.

Gepotidacin (GSK2140944)
●	The first patients were dosed in the two pivotal studies of gepotidacin in uncomplicated urinary tract infection and urogenital gonorrhea.

Immuno-inflammation

Benlysta (belimumab)
●	Benlysta received European approval for intravenous use in children with lupus aged five years and older.

GSK2831781 (LAG3)
●	The first patient was dosed in a phase II study of GSK’781 in ulcerative colitis.
Respiratory

Trelegy Ellipta (FF/UMEC/VI)
●	A supplemental NDA was submitted to the US FDA seeking an additional indication for the use of Trelegy Ellipta for the treatment of asthma in adults.

Nucala (mepolizumab)
●	Nucala received European approval for self-administration by patients with severe eosinophilic asthma.
●	Nucala received US FDA approval for use in children as young as six years old who are living with severe eosinophilic asthma.
●
Results from interim analysis of REALITI-A, a prospective global real-world study, were presented at the 2019 European Respiratory Society Congress and showed Nucala significantly reduces exacerbations in patients with severe eosinophilic asthma.

GSK2292767 (PI3Kd inhibitor)
●	GSK’767 for respiratory diseases was terminated as part of ongoing portfolio prioritisation.

Other pharmaceuticals

Daprodustat
●	Japanese New Drug Application was submitted for daprodustat for the treatment of patients with renal anaemia due to chronic kidney disease.

Linerixibat (GSK2330672, IBAT)
●	US FDA granted Orphan Drug Designation for linerixibat for the treatment of cholestatic pruritus in primary biliary cholangitis.

Vaccines

TB vaccine
●
The New England Journal of Medicine published the final 3-year results of a phase IIb study for candidate TB vaccine M72/AS01E. Results demonstrate overall efficacy of 50% over the duration of at least three years after vaccination.

Ebola vaccines
●	Vaccines candidates against Ebola and Marburg viruses have been transferred to the Sabin Vaccine Institute for clinical development.

C. Difficile vaccine
●	First time in human trials were started for a candidate vaccine for the prevention of Clostridium difficile (C. difficile) infection using the AS01 adjuvant.

SAM (rabies model) vaccine
●	First time in human trials were started for self-amplifying mRNA platform technology with a rabies model antigen.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and pro-forma growth and other non-IFRS measures are defined on page 58.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice and has made a number of changes in recent years. In line with this practice, GSK expects to continue to review its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in recent years in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 20, 21, 34 and 35.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results include two months of results of the former Pfizer consumer healthcare business from 1 August 2019.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q3 2019, calculated applying the exchange rates used in the comparative period, with the results for Q3 2018 adjusted to include the equivalent two months of results of the former Pfizer consumer healthcare business during Q3 2018, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for the nine months to 30 September 2019 are calculated comparing reported results for the nine months to 30 September 2019, calculated applying the exchange rates used in the comparative period, with the results for the nine months to 30 September 2018, adjusted to include the equivalent two months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing sales of dolutegravir-containing products have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2018.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period. At 30 September 2019, the liability, which is discounted at 8.5%, stood at £5,713 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months to September 2019 were £645 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 41 and 42 of the Annual Report 2018.

Financial performance – Q3 2019

Total results

The Total results for the Group are set out below.

	Q3 2019 £m	Q3 2018 £m	Growth £%	Growth CER%

Turnover	9,385	8,092	16	11

Cost of sales	(3,245)	(2,636)	23	21

Gross profit	6,140	5,456	13	7

Selling, general and administration	(2,892)	(2,527)	14	11
Research and development	(1,206)	(988)	22	18
Royalty income	118	94	26	24
Other operating expense	(13)	(125)

Operating profit	2,147	1,910	12	3

Finance income	32	10
Finance expense	(245)	(233)
Profit on disposal of associates	-	3
Share of after tax profits of associates and joint ventures	17	15

Profit before taxation	1,951	1,705	14	4

Taxation	(235)	(193)
Tax rate %	12.0%	11.3%

Profit after taxation	1,716	1,512	13	3

Profit attributable to non-controlling interests	164	94
Profit attributable to shareholders	1,552	1,418

	1,716	1,512	13	3

Earnings per share	31.4p	28.8p	9	(1)

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q3 2019 and Q3 2018 are set out on pages 20 and 21.

	Q3 2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	9,385	100	16	11	6

Cost of sales	(2,785)	(29.7)	17	15	8
Selling, general and administration	(2,768)	(29.5)	20	16	8
Research and development	(1,164)	(12.4)	21	17	15
Royalty income	118	1.3	26	24	25

Adjusted operating profit	2,786	29.7	10	3	(1)

Adjusted profit before tax	2,597		12	4
Adjusted profit after tax	2,186		16	8
Adjusted profit attributable to shareholders	1,911		9	1

Adjusted earnings per share	38.6		9	1

Operating profit by business	Q3 2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	1,986	43.8	(2)	(7)	(7)
Pharmaceuticals R&D*	(893)		34	28	28

Total Pharmaceuticals	1,093	24.1	(20)	(24)	(24)
Vaccines	1,162	50.3	41	30	30
Consumer Healthcare	613	24.3	43	34	8

	2,868	30.6	10	3	(1)
Corporate & other unallocated costs	(82)

Adjusted operating profit	2,786	29.7	10	3	(1)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q3 2019

	£m	Growth £%	Growth CER%

Respiratory	806	25	19
HIV	1,267	5	-
Immuno-inflammation	171	40	33
Oncology	64	-	-
Established Pharmaceuticals	2,223	(1)	(5)

	4,531	7	3

US	1,972	4	(2)
Europe	1,040	9	9
International	1,519	10	5

	4,531	7	3

Pharmaceuticals turnover in the quarter was £4,531 million, up 7% AER, 3% CER. Respiratory sales were up 25% AER, 19% CER to £806 million, on growth of Trelegy Ellipta and Nucala. HIV sales of £1,267 million were up 5% AER but flat at CER, with growth in Juluca and Dovato offset by declines in Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 1% AER, 5% CER to £2,223 million, with lower Advair sales offset by favourable prior period payer rebate adjustments and higher Ventolin authorised generic sales in the US, and a European Relenza tender.

In the US, sales grew 4% AER, but declined 2% CER. Excluding Advair and Relvar/Breo Ellipta, impacted by genericisation of the ICS/LABA market, growth was 21% AER, 14% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was offset by the decline in Established Products, including the loss of exclusivity of Advair. In Europe, sales grew 9% AER, 9% CER, with strong growth in Respiratory and from Zejula. International grew 10% AER, 5% CER, with growth in all therapy areas.

Respiratory
Total Respiratory sales were up 25% AER, 19% CER, with strong growth in Europe and International, which both saw growth in Ellipta products, including Relvar/Breo and Trelegy, and Nucala, up 29% AER and CER in Europe and 82% AER, 65% CER in International. In the US, Trelegy Ellipta and Nucala growth was partly offset by a decline in Relvar/Breo Ellipta as a result of post-generic ICS/LABA price pressure.

Sales of Nucala were £203 million in the quarter and grew 40% AER, 33% CER, continuing to benefit from the global rollout of the product. US sales of Nucala grew 37% AER, 29% CER to £119 million.

Sales of Ellipta products were up 21% AER, 15% CER to £603 million driven by growth in Europe and International regions. In the US, sales grew 12% AER, 5% CER, reflecting growth in Trelegy Ellipta and Anoro Ellipta, partly offset by continued competitive pricing pressures for ICS/LABAs. In Europe, Ellipta product sales grew 34% AER, 33% CER. Sales of Trelegy Ellipta contributed £139 million globally in the quarter, driven by an increase in US market share.

Relvar/Breo Ellipta sales were down 3% AER, 8% CER. In the US, Relvar/Breo Ellipta declined 26% AER, 32% CER impacted by US competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market. In Europe and International, Relvar/Breo Ellipta continued to grow, up 20% AER, 19% CER and 25% AER, 22% CER respectively.

HIV
HIV sales of £1,267 million grew 5% AER but were flat at CER in the quarter. The dolutegravir franchise grew 6% AER, 2% CER, delivering sales of £1,211 million in the quarter. The remaining portfolio, with sales of £56 million (4% of total HIV sales), declined 21% AER, 23% CER and reduced the overall growth of total HIV sales by two percentage points in the quarter.

Sales of dolutegravir products were £1,211 million in the quarter, with Triumeq and Tivicay delivering sales of £651 million and £441 million, respectively. The two-drug regimens, Juluca and Dovato, delivered sales of £119 million in the quarter, with combined growth more than offsetting the decline in the three-drug regimen, Triumeq, as the business transitions to the new portfolio.

In the US, following the launch of Dovato in April 2019, combined sales of the two-drug regimens were £98 million. Total dolutegravir sales grew 6% AER but were flat at CER, reflecting a year-on-year share decline as the business transitions to the new two-drug portfolio, offset by a net price benefit. In Europe, Dovato was launched in the quarter and, combined with Juluca, recorded sales of £19 million. Total dolutegravir sales grew 3% AER, 3% CER, driven by Tivicay and our two-drug regimens. International continued to grow strongly with total dolutegravir sales growth of 13% AER, 9% CER, driven by Triumeq.

Oncology
Sales of Zejula, the newly acquired PARP inhibitor asset, were £64 million in the quarter, comprising £38 million in the US and £26 million in Europe.

Immuno-inflammation
Sales of Benlysta in the quarter were up 42% AER, 35% CER to £172 million, including sales of the sub-cutaneous formulation of £78 million. In the US, Benlysta grew 39% AER, 29% CER to £150 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £2,223 million, down 1% AER, 5% CER.

Established Respiratory products declined 8% AER, 12% CER to £939 million. Advair in the US experienced its second full quarter of generic competition, resulting in a 62% AER, 64% CER decline. Also in the US, Ventolin benefited from strong uptake of an authorised generic version launched in the year. In Europe, Seretide sales were down 8% AER, 9% CER to £121 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were up 1% AER but down 2% CER.

The remainder of the Established Pharmaceuticals portfolio grew by 5% AER, 1% CER to £1,284 million with Lamictal down 1% AER, 4% CER to £147 million on generic competition in the US and International, more than offset by growth in Dermatology and Augmentin in the quarter, and a European Relenza tender.

Vaccines turnover

	Q3 2019

	£m	Growth £%	Growth CER%

Meningitis	371	13	9
Influenza	371	22	15
Shingles	535	87	76
Established Vaccines	1,031	3	(1)

	2,308	20	15

US	1,441	36	28
Europe	396	(1)	(2)
International	471	2	-

	2,308	20	15

Vaccines turnover grew 20% AER, 15% CER to £2,308 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth, mainly due to Bexsero demand across all regions. Influenza vaccines sales grew 22% AER, 15% CER to £371 million, primarily due to share gains, phasing and the favourable impact of a prior-year returns provision reversal in the US. Established Vaccines grew 3% AER but declined 1% CER to £1,031 million, reflecting lower demand for Cervarix in International and supply constraints in MMRV vaccines, partly offset by favourable Infanrix, Pediarix US CDC stockpile movements and strong demand and favourable phasing of Boostrix in International.

Meningitis
Meningitis sales grew 13% AER, 9% CER to £371 million. Bexsero sales grew 23% AER, 19% CER to £255 million, driven by strong demand across all regions and share gains in the US. Menveo grew 4% AER but declined 1% CER, primarily reflecting lower demand in International.

Influenza
Fluarix/FluLaval sales were up 22% AER, 15% CER to £371 million, primarily due to share gains, phasing and the favourable impact of a prior-year returns provision reversal in the US.

Shingles
Shingrix recorded sales of £535 million in the quarter, driven by continued strong uptake in the US. Germany and Canada also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 22% AER, 17% CER. Infanrix, Pediarix sales were up 24% AER, 19% CER to £199 million, reflecting favourable year-on-year CDC stockpile movements and increased channel inventory in the US, partly offset by competitive pressures in Europe.

Boostrix sales grew 19% AER, 15% CER to £187 million, mainly due to strong demand and favourable phasing in International, together with share gains and higher demand in the US.

Hepatitis vaccines grew 1% AER but declined 2% CER to £216 million, primarily due to the comparison with a strong Q3 2018, which benefited from a competitor supply shortage, and lower demand in Europe.

Rotarix sales were up 10% AER, 7% CER to £167 million, reflecting stronger demand and favourable phasing in International.

Synflorix sales declined 3% AER, 4% CER to £116 million due to lower demand in International.

MMRV vaccines sales declined 30% AER, 31% CER to £57 million, mainly driven by supply constraints in Europe and International.

Cervarix sales were down 73% AER, 73% CER to £15 million, mainly reflecting competitive pressure in China and lower demand elsewhere in International.

Consumer Healthcare turnover

	Q3 2019

	£m	Growth £%	Growth CER%

Wellness	1,277	26	22
Oral health	709	14	10
Nutrition	382	>100	>100
Skin health	158	14	9

	2,526	30	25

US	730	62	52
Europe	658	10	10
International	1,138	27	23

	2,526	30	25

Pro-forma growth			3

Consumer Healthcare turnover grew 30% AER, 25% CER in the quarter to £2,526 million. On a pro-forma basis, sales grew 3% CER, driven by strong performance in the Oral health category, partly offset by a decline in the Skin health category.

Divestments and the phasing out of low margin contract manufacturing had a negative impact of approximately one percentage point on pro-forma growth in the quarter.

Sales of the Consumer Healthcare business include nine weeks of legacy Pfizer brand sales arising after the creation of the Joint Venture. The legacy Pfizer brands have been included in the existing categories and geographic regions used to report Consumer Healthcare sales. GSK expects to revise this category structure for reporting from Q1 2020 onwards.

Wellness
Wellness sales grew 26% AER, 22% CER to £1,277 million in the quarter. On a pro-forma basis, sales grew in low single digits, with strong performance in Pain relief partly offset by a decline in Respiratory and the phasing out of low margin contract manufacturing. In the Pain relief category, Panadol continued to perform strongly, particularly in the Middle East and Africa, and benefited from 2018 regulatory and distribution changes. Voltaren grew in mid-single digits, while Advil was flat, reflecting a partial recovery from historical supply issues.

Oral health
Oral health sales grew 14% AER, 10% CER to £709 million. Sensodyne delivered double-digit, broad based growth, led by the US, with some benefit from prior-year destocking in China. Double-digit growth in Gum health was achieved, while Denture care grew in mid-single digits. Oral health growth was also impacted by a decline in non-strategic brands.

Nutrition
Nutrition sales more than doubled to £382 million, largely due to the inclusion of the Pfizer vitamins, minerals and supplements portfolio. On a pro-forma basis, sales grew in low single digits, reflecting strong performances of Horlicks and Caltrate, partly offset by a decline in Centrum.

Skin health
Skin health sales grew 14% AER, 9% CER to £158 million, largely due to the addition of Chapstick from the Pfizer portfolio. On a pro-forma basis, sales declined in mid-single digits, largely due to divestments of small tail brands in the US and UK, which had a negative impact on pro-forma growth of the category of six percentage points.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 34.6%, 2.0 percentage points higher at AER and 2.8 percentage points higher in CER terms compared with Q3 2018. This reflected the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer as well as an increase in the costs of manufacturing restructuring programmes, primarily as a result of write downs in a number of manufacturing sites, and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.7%, 0.2 percentage points higher at AER, and 0.9 percentage points higher at CER compared with Q3 2018. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.7%, 0.5% percentage points higher at CER compared with Q3 2018. The increase reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, an unfavourable product mix in Pharmaceuticals and a non-restructuring related write down in a manufacturing site. This was partly offset by a more favourable product mix in Vaccines, primarily due to the growth of Shingrix in the US, and favourable year-on-year inventory adjustments.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 30.8%, 0.4 percentage points lower at AER and 0.2 percentage points lower on a CER basis compared with Q3 2018. This included reduced major restructuring costs partly offset by acquisition costs related to the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 29.5%, 0.9 percentage points higher at AER than in Q3 2018 and 1.1 percentage points higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 29.5%, 0.7 percentage points higher at CER compared with Q3 2018. The growth in Adjusted SG&A costs of 20% AER, 16% CER, (8% CER pro-forma) reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, as well as increased costs for a number of legal settlements in the quarter. This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £1,206 million (12.9 % of turnover), up 22% AER, 18% CER. Adjusted R&D expenditure was £1,164 million (12.4% of turnover), 21% higher at AER, 17% higher at CER than Q3 2018. On a pro-forma basis, Adjusted R&D expenditure was 15% higher at CER compared with Q3 2018.

Pharmaceuticals R&D expenditure was £899 million, up 24% AER, 19% CER, reflecting a significant increase in Oncology study and clinical trial material investments including on the assets from the Tesaro acquisition, primarily Zejula and TSR-042, and a number of other mid and late-stage programmes, including BCMA, NY-ESO and ICOS, as well as increased spending on the progression of key assets such as aGM-CSF for rheumatoid arthritis. This was partly offset by a favourable comparison with Q3 2018, which included a provision for costs payable to a third party relating to the use of a Priority Review Voucher for Dovato and other projects that were terminated as part of the R&D prioritisation at the end of 2018, including danirixin and nemiralisib. R&D expenditure in Vaccines and Consumer Healthcare was £191 million and £74 million, respectively.

Royalty income
Royalty income was £118 million (Q3 2018: £94 million), up 26% AER, 24% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating expense
Net other operating expense of £13 million (Q3 2018: £125 million) primarily reflected accounting charges of £305 million (Q3 2018: £248 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

This included a re-measurement charge of £255 million (Q3 2018: £214 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions and the unwind of the discount. These accounting charges were partly offset by an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £295 million in the quarter. The cumulative increase in value since the signing of the proposed transaction was £345 million.

Operating profit
Total operating profit was £2,147 million in Q3 2019 compared with £1,910 million in Q3 2018. The unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer as well as increased re-measurement charges on the contingent consideration liabilities and reduced profit on disposals were partly offset by an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands and reduced restructuring costs.

Excluding these and other Adjusting items, Adjusted operating profit was £2,786 million, 10% higher than Q3 2018 at AER and 3% higher at CER on a turnover increase of 11% CER. The Adjusted operating margin of 29.7% was 1.5 percentage points lower at AER, 2.4 percentage points lower on a CER basis than in Q3 2018. On a pro-forma basis, Adjusted operating profit was 1% lower at CER on a turnover increase of 6% CER. The Adjusted pro-forma operating margin of 29.7% was 2.0 percentage points lower on a CER basis than in Q3 2018.

The reduction in Adjusted operating profit primarily reflected continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D, including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory as well as increased costs for a number of legal settlements in the quarter. This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and continued tight control of ongoing costs across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £217 million (Q3 2018: £213 million). This included cash payments made to Shionogi of £206 million (Q3 2018: £208 million).

Operating profit by business
Pharmaceuticals operating profit was £1,093 million, down 20% AER, 24% CER on a turnover increase of 3% CER. The operating margin of 24.1% was 8.1 percentage points lower at AER than in Q3 2018 and 8.5 percentage points lower on a CER basis. This primarily reflected the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the growth in some lower margin established products and a non-restructuring related write down in a manufacturing site together with a significant increase in Oncology R&D investment and investment in new product support and targeted priority markets as well as increased costs for a number of legal settlements in the quarter. This was partly offset by continued benefit of restructuring and tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £1,162 million, 41% higher than Q3 2018 at AER and 30% higher at CER on a turnover increase of 15% CER. The operating margin of 50.3% was 7.4 percentage points higher than in Q3 2018 at AER and 5.7 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix, favourable year-on-year inventory adjustments and higher royalty income.

Consumer Healthcare operating profit was £613 million, up 43% AER, 34% CER on a turnover increase of 25% CER. On a pro-forma basis operating profit of £613 million was up 8% CER on a turnover increase of 3% CER. The operating margin of 24.3% was 2.2 percentage points higher at AER and 1.6 percentage points higher on a CER basis. The pro-forma operating margin of 24.3% was 1.2 percentage points higher on a CER basis than in Q3 2018. This primarily reflected continued manufacturing restructuring savings, improved growth from higher margin power brands, which included some seasonal sell-ins, and tight control of promotional and other operating expenses.

Net finance costs
Total net finance costs were £213 million compared with £223 million in Q3 2018. Adjusted net finance costs were £206 million compared with £221 million in Q3 2018. The decrease primarily reflected a favourable comparison with Q3 2018, which included interest of £23 million on an historic tax settlement, together with a fair value gain on interest rate swaps in Q3 2019, partly offset by higher debt levels reflecting the acquisition of Tesaro in January 2019. Following the introduction of IFRS 16, ‘Leases’, finance costs included an unwind of the discount on the lease liability of £9 million in the quarter.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £17 million (Q3 2018: £15 million).

Taxation
The charge of £235 million represented an effective tax rate on Total results of 12.0% (Q3 2018: 11.3%) and reflected the different tax effects of the various Adjusting items, including the non-taxable gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands. Tax on Adjusted profit amounted to £411 million and represented an effective Adjusted tax rate of 15.8% (Q3 2018: 18.6%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2018. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £164 million (Q3 2018: £94 million). The increase was primarily due to the allocation of Pfizer’s interest in the profits of the Consumer Healthcare Joint Venture (£47 million), an increased allocation of ViiV Healthcare profits to £86 million (Q3 2018: £78 million) including charges for movements in contingent consideration liabilities and higher net profits in some of the Group’s other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £275 million (Q3 2018: £141 million). The increase in allocation was primarily due to the allocation of Pfizer’s interest in the profits of the Consumer Healthcare Joint Venture (£103 million), an increased allocation of ViiV Healthcare profits of £141 million (Q3 2018: £125 million) and higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total earnings per share was 31.4p, compared with 28.8p in Q3 2018. The increase in earnings per share primarily reflected an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, a reduced effective tax rate and reduced restructuring costs.

Adjusted EPS of 38.6p compared with 35.5p in Q3 2018, up 9% AER, 1% CER, on a 3% CER increase in Adjusted operating profit. This reflected a reduced effective tax rate and reduced net finance costs partly offset by an increased non-controlling interest allocation of Consumer Healthcare profits following the creation of the new Consumer Healthcare Joint Venture in Q3 2019.

Currency impact on Q3 2019 results
The Q3 2019 results are based on average exchange rates, principally £1/$1.23, £1/€1.11 and £1/Yen 133. Comparative exchange rates are given on page 55. The period-end exchange rates were £1/$1.23, £1/€1.13 and £1/Yen 133.

In the quarter, turnover increased 16% AER, 11% CER. Total EPS was 31.4p compared with 28.8p in Q3 2018. Adjusted EPS was 38.6p compared with 35.5p in Q3 2018, up 9% AER, 1% CER. The positive currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies, relative to Q3 2018. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of eight percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q3 2019 and Q3 2018 are set out below.

Three months ended 30 September 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	9,385						9,385
Cost of sales	(3,245)	191	10	108	151		(2,785)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	6,140	191	10	108	151		6,600

Selling, general and administration	(2,892)		(1)	77	30	18	(2,768)
Research and development	(1,206)	14	17	12		(1)	(1,164)
Royalty income	118						118
Other operating (expense)/income	(13)			2	300	(289)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,147	205	26	199	481	(272)	2,786

Net finance costs	(213)			3		4	(206)
Share of after tax profits of associates and joint ventures	17						17
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,951	205	26	202	481	(268)	2,597

Taxation	(235)	(39)	(6)	(33)	(86)	(12)	(411)
Tax rate %	12.0%						15.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,716	166	20	169	395	(280)	2,186
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	164				111		275

Profit attributable to shareholders	1,552	166	20	169	284	(280)	1,911
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	31.4p	3.4p	0.4p	3.4p	5.7p	(5.7)p	38.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,951						4,951
	––––––––––––						––––––––––––

Three months ended 30 September 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,092						8,092
Cost of sales	(2,636)	133	41	69	5		(2,388)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,456	133	41	69	5		5,704

Selling, general and administration	(2,527)			209	(9)	14	(2,313)
Research and development	(988)	10	8	4		5	(961)
Royalty income	94						94
Other operating (expense)/income	(125)			1	251	(127)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,910	143	49	283	247	(108)	2,524

Net finance costs	(233)					2	(221)
Profit on disposal of associates	3					(3)	-
Share of after tax profits of associates and joint ventures	15						15
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,705	143	49	283	247	(109)	2,318

Taxation	(193)	(29)	(6)	(67)	(24)	(111)	(430)
Tax rate %	11.3%						18.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,512	114	43	216	223	(220)	1,888
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	94				47		141

Profit attributable to shareholders	1,418	114	43	216	176	(220)	1,747
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	28.8p	2.3p	0.9p	4.4p	3.6p	(4.5)p	35.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,917						4,917
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes and are excluded from Adjusted results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

Total Major restructuring charges incurred in the quarter were £199 million (Q3 2018: £283 million), analysed as follows:

	Q3 2019			Q3 2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	68	45	113	128	-	128
Consumer Healthcare Joint Venture integration Programme	104	-	104	-	-	-
Combined restructuring and integration programme	(30)	12	(18)	136	19	155

	142	57	199	264	19	283

Cash charges arose from restructuring of the manufacturing organisation, R&D and some administrative functions, and the integration of Tesaro under the 2018 major restructuring programme, as well as initial integration costs under the Consumer Healthcare Joint Venture integration programme. The reduction in cash charges under the Combined restructuring and integration programme arose from a profit on sale of land. Non-cash charges arising under the 2018 major restructuring programme primarily related to the write-down of assets as part of the plans to reduce the manufacturing network. Non-cash charges under the Combined restructuring and integration programme primarily related to announced plans to restructure the manufacturing network.

Total cash payments made in the quarter were £105 million, £28 million for the existing Combined restructuring and integration programme (Q3 2018: £140 million) and £39 million under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £38 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of Major restructuring charges by business was as follows:

	Q3 2019 £m	Q3 2018 £m

Pharmaceuticals	47	191
Vaccines	31	29
Consumer Healthcare	125	36

	203	256
Corporate & central functions	(4)	27

Total Major restructuring costs	199	283

The analysis of Major restructuring charges by Income statement line was as follows:

	Q3 2019 £m	Q3 2018 £m

Cost of sales	108	69
Selling, general and administration	77	209
Research and development	12	4
Other operating expense	2	1

Total Major restructuring costs	199	283

The Major restructuring programmes delivered incremental cost savings in the quarter of £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £481 million (Q3 2018: £247 million). This primarily reflected £305 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2019 £m	Q3 2018 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	255	214
ViiV Healthcare put options and Pfizer preferential dividends	(10)	(20)
Contingent consideration on former Novartis Vaccines business	60	54
Other adjustments	176	(1)

Total transaction-related charges	481	247

The £255 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions and a £109 million unwind of the discount.

Other adjustments included the unwind of the fair market value uplift on inventory (£148 million) as well as transaction costs arising on completion of the Consumer Healthcare Joint venture with Pfizer.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the quarter of £295 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands. This was partly offset by certain other Adjusting items. A charge of £18 million (Q3 2018: £12 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £5 million (Q3 2018: £12 million).

Financial performance – nine months 2019

Total results

The Total results for the Group are set out below.

	9 months 2019 £m	9 months 2018 £m	Growth £%	Growth CER%

Turnover	24,855	22,624	10	7

Cost of sales	(8,615)	(7,337)	17	17

Gross profit	16,240	15,287	6	2

Selling, general and administration	(7,959)	(7,295)	9	7
Research and development	(3,325)	(2,817)	18	14
Royalty income	269	220	22	22
Other operating expense	(166)	(1,466)

Operating profit	5,059	3,929	29	20

Finance income	87	57
Finance expense	(706)	(589)
Profit on disposal of associates	-	3
Share of after tax profits of associates and joint ventures	70	26

Profit before taxation	4,510	3,426	32	22

Taxation	(759)	(680)
Tax rate %	16.8%	19.8%

Profit after taxation	3,751	2,746	37	27

Profit attributable to non-controlling interests	405	338
Profit attributable to shareholders	3,346	2,408

	3,751	2,746	37	27

Earnings per share	67.7p	49.0p	38	28

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for the nine months 2019 and the nine months 2018 are set out on pages 34 and 35.

	9 months 2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	24,855	100	10	7	5

Cost of sales	(7,231)	(29.1)	9	8	6
Selling, general and administration	(7,598)	(30.6)	10	7	5
Research and development	(3,175)	(12.8)	17	13	12
Royalty income	269	1.1	22	22	22

Adjusted operating profit	7,120	28.6	9	3	2

Adjusted profit before tax	6,577		9	3
Adjusted profit after tax	5,466		12	7
Adjusted profit attributable to shareholders	4,904		13	7

Adjusted earnings per share	99.2p		12	7

Operating profit by business	9 months 2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	6,029	46.4	(1)	(5)	(5)
Pharmaceuticals R&D*	(2,442)		29	24	24

Total Pharmaceuticals	3,587	27.6	(14)	(17)	(17)
Vaccines	2,388	44.1	57	47	47
Consumer Healthcare	1,434	22.3	23	19	9

	7,409	29.8	8	3	2
Corporate & other unallocated costs	(289)

Adjusted operating profit	7,120	28.6	9	3	2

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	9 months 2019

	£m	Growth £%	Growth CER%

Respiratory	2,189	23	18
HIV	3,597	4	1
Immuno-inflammation	443	32	25
Oncology	164	-	-
Established Pharmaceuticals	6,603	(4)	(6)

	12,996	4	1

US	5,444	2	(4)
Europe	3,077	4	4
International	4,475	7	6

	12,996	4	1

Pharmaceuticals turnover in the nine months was £12,996 million, up 4% AER, 1% CER. Respiratory sales were up 23% AER, 18% CER, to £2,189 million, on growth of Trelegy Ellipta and Nucala. HIV sales were up 4% AER, 1% CER, to £3,597 million, with growth in Juluca and Dovato partly offset by a decline in Triumeq. Sales of Established Pharmaceuticals were £6,603 million, down 4% AER, 6% CER, including the impact of loss of exclusivity of Advair.

In the US, sales grew 2% AER but declined 4% CER. Excluding Advair and Relvar/Breo Ellipta, impacted by genericisation of the ICS/LABA market, growth was 15% AER, 9% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was offset by the decline in Established Products including the loss of exclusivity of Advair. In Europe, sales grew 4% AER, 4% CER, with strong growth in Respiratory partly offset by a decline in Established Pharmaceuticals. International grew 7% AER, 6% CER, with growth in all therapy areas.

Respiratory
Total Respiratory sales were up 23% AER, 18% CER, with strong growth in all regions. Ellipta product sales grew 17% AER, 13% CER, with Europe up 30% AER, 30% CER and International up 33% AER, 30% CER on Trelegy and Relvar/Breo growth. Nucala was up 39% AER, 39% CER in Europe and 65% AER, 56% CER in International. In the US, Trelegy Ellipta and Nucala growth more than offset the decline in Relvar/Breo Ellipta on post generic ICS/LABA price pressure.

Sales of Nucala were £550 million in the nine months and grew 41% AER, 35% CER, continuing to benefit from the global rollout of the product. US sales of Nucala grew 37% AER, 29% CER to £321 million.

Sales of Ellipta products were up 17% AER, 13% CER to £1,639 million, driven by growth in Europe and International regions. In the US, sales grew 8% AER, 2% CER, reflecting continued competitive pricing pressures for ICS/LABAs, post generic Advair. Sales of Trelegy Ellipta contributed £346 million globally in the nine months, driven by an increase in US market share.

Relvar/Breo Ellipta sales were down 7% AER, 10% CER. This was driven by the US, where Relvar/Breo Ellipta declined 31% AER, 35% CER as a result of competitive pricing pressures and the impact of generic Advair on the ICS/LABA market. In Europe and International, Relvar/Breo Ellipta continued to grow, up 14% AER, 14% CER in Europe, and 23% AER, 21% CER in International.

HIV
HIV sales grew 4% AER, 1% CER to £3,597 million in the nine months. The dolutegravir franchise grew 7% AER, 3% CER, delivering sales of £3,425 million. The remaining portfolio, with sales of £172 million (5% of total HIV sales), declined 26% AER, 26% CER and reduced the overall HIV growth by two percentage points.

Sales of dolutegravir products were £3,425 million, with Triumeq and Tivicay delivering sales of £1,911 million and £1,236 million, respectively. The two-drug regimens, Juluca and Dovato, delivered sales of £278 million in the nine months with combined growth more than offsetting the decline in the three-drug regimen, Triumeq, as the business transitions to the new portfolio.

In the US, following the launch of Dovato in April 2019, combined sales of the two-drug regimens were £234 million. US dolutegravir sales grew 5% AER but declined 1% CER, reflecting a year-on-year share decline as the business transitions to the new two-drug portfolio, partly offset by a net price benefit. In Europe, Dovato and Juluca reported combined sales of £40 million, and total dolutegravir sales grew 1% AER, 1% CER, with growth in market share more than offsetting price erosion and the timing of clawback payments. International performed strongly with total dolutegravir sales growth of 27% AER, 26% CER, driven by Tivicay and Triumeq.

Oncology
Sales of Zejula, were £163 million in the period from the date of acquisition, comprising £97 million in the US and £66 million in Europe.

Immuno-inflammation
Sales of Benlysta in the nine months were up 32% AER, 26% CER to £443 million, including sales of the sub-cutaneous formulation of £189 million. In the US, Benlysta grew 29% AER, 22% CER to £387 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the nine months were £6,603 million, down 4% AER, 6% CER.

Established Respiratory products declined 7% AER, 9% CER to £2,935 million, with the decline in Advair/Seretide partly offset by higher sales of Ventolin and allergy products. In the US, a generic version of Advair was launched in February, resulting in a 50% AER, 53% CER decline in the nine months. In Europe, Seretide sales were down 15% AER, 15% CER to £383 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide grew 1% AER but were flat at CER. Globally, Ventolin grew by 36% AER, 32% CER, driven by the strong uptake of an authorised generic version in the US.

The remainder of the Established Pharmaceuticals portfolio declined 2% AER, 3% CER to £3,668 million, with Lamictal down 8% AER, 11% CER to £421 million on generic competition in the US and International, partly offset by growth in Augmentin in the nine months and a European Relenza tender.

Vaccines turnover

	9 months 2019

	£m	Growth £%	Growth CER%

Meningitis	815	18	16
Influenza	403	22	16
Shingles	1,278	>100	>100
Established Vaccines	2,919	3	1

	5,415	23	19

US	2,996	47	39
Europe	1,138	(4)	(4)
International	1,281	7	7

	5,415	23	19

Vaccines turnover grew 23% AER, 19% CER to £5,415 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth mainly due to Bexsero demand and share gains in the US together with stronger demand in International. Influenza vaccines sales were up 22% AER, 16% CER to £403 million, primarily due to share gains in the US and International together with the favourable impact of phasing and a prior-year returns provision reversal in the US. Established Vaccines grew 3% AER, 1% CER to £2,919 million, primarily reflecting strong growth in Boostrix, Infanrix, Pediarix and Hepatitis, partly offset by supply constraints in MMRV vaccines and lower Cervarix demand in International.

Meningitis
Meningitis sales grew 18% AER, 16% CER to £815 million. Bexsero sales grew 21% AER, 19% CER to £567 million, driven by demand and share gains in the US together with stronger demand in International and Europe, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe. Menveo grew 7% AER, 3% CER, primarily reflecting improved supply in International.

Influenza
Fluarix/FluLaval sales were up 22% AER, 16% CER to £403 million, primarily due to share gains in the US and International together with the favourable impact of phasing and a prior-year returns provision reversal in the US.

Shingles
Shingrix recorded sales of £1,278 million, primarily driven by continued strong uptake and the favourable benefit of prior-period rebate adjustments in the US. Germany and Canada also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 15% AER, 12% CER. Boostrix sales were up 20% AER, 17% CER to £454 million mainly due to strong demand and favourable phasing in International together with share gains and higher demand in the US.

Infanrix/Pediarix sales grew 12% AER, 9% CER to £577 million, reflecting favourable US CDC stockpile movements and stronger demand in International, partly offset by competitive pressures in Europe.

Hepatitis vaccines grew 10% AER, 6% CER to £679 million, primarily due to favourable CDC stockpile movements and the continued benefit from a competitor supply shortage in the US, partly offset by supply constraints and lower demand in Europe.

Synflorix sales grew 8% AER, 8% CER to £344 million, primarily due to stronger demand in both International and Europe.

Rotarix sales were up 8% AER, 6% CER to £417 million, reflecting stronger demand in International.

MMRV vaccines sales declined 33% AER, 33% CER to £162 million, largely driven by supply constraints in Europe and International.

Cervarix sales were down 49% AER, 49% CER to £63 million, reflecting competitive pressure in China and lower demand elsewhere in International.

Consumer Healthcare turnover	9 months 2019

	£m	Growth £%	Growth CER%

Wellness	3,232	10	8
Oral health	2,022	8	6
Nutrition	713	46	43
Skin health	457	1	-

	6,424	12	10

US	1,694	27	19
Europe	1,835	2	2
International	2,895	11	10

	6,424	12	10

Pro-forma growth			2

Consumer Healthcare sales grew 12% AER, 10% CER to £6,424 million in the nine months. On a pro-forma basis, sales grew 2% CER, driven largely by the International region with double digit growth in India and China. At a category level, strong growth in Oral health was partly offset by a decline in Skin health.

Divestments and the phasing out of low margin contract manufacturing had a negative impact of approximately one percentage point on pro-forma growth.

Sales of the Consumer Healthcare business include nine weeks of legacy Pfizer brand sales arising after the creation of the Joint Venture. The legacy Pfizer brands have been included in the existing categories and geographic regions used to report Consumer Healthcare sales. GSK expects to revise this category structure for reporting from Q1 2020 onwards.

Wellness
Wellness sales grew 10% AER, 8% CER to £3,232 million. On a pro-forma basis, sales grew in low single digits, with a strong performance in Pain relief partly offset by a decline in Respiratory and the phasing out of low margin contract manufacturing. In the Pain relief category, Panadol continued to perform strongly, particularly in the Middle East and Africa, and benefited from 2018 regulatory and distribution changes. Voltaren sales grew in low single-digits, reflecting a stronger Q3 performance. Respiratory sales declined as Flonase growth was offset by a decline in Theraflu, following a strong cold and flu season comparator in 2018. Growth was also impacted by weak performances in other Respiratory brands.

Oral health
Oral health grew 8% AER, 6% CER to £2,022 million. Sensodyne reported broad-based, double-digit growth, benefiting from major innovation launches. Gum health sales saw double digit-growth, reflecting strong performances in Europe and the US. Denture care grew in low single-digits. Oral health growth was also impacted by a decline in non-strategic brands.

Nutrition
Nutrition sales grew 46% AER, 43% CER to £713 million, largely due to the inclusion of the Pfizer vitamins, minerals and supplements portfolio. On a pro-forma basis, sales grew in low single digits, with India growing in high single digits.

Skin health
Skin health sales of £457 million grew 1% AER, but were flat at CER, largely due to the addition of Chapstick from the Pfizer portfolio, offset by declines in other Skin health brands. On a pro-forma basis, sales declined in mid-single digits, largely due to divestments of small tail brands in the US and UK, which had a negative impact on pro-forma growth of the category of four percentage points.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 34.7%, 2.2 percentage points higher at AER and 2.9 percentage points higher in CER terms compared with 2018. This reflected an increase in the costs of manufacturing restructuring programmes, primarily as a result of write downs in a number of manufacturing sites, the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer as well as increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.1%, down 0.3 percentage points at AER, but 0.3 percentage points higher at CER compared with 2018. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.1%, 0.2 percentage points higher at CER, compared with 2018. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, an unfavourable product mix in Pharmaceuticals and a non-restructuring related write down in a manufacturing site. This was partly offset by a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US and in Consumer Healthcare, a favourable impact of inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.0%, 0.2 percentage points lower at AER but flat on a CER basis. This included increased significant legal costs, costs related to the acquisition of the Pfizer consumer healthcare business, as well as a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision which was reflected in the tax charge, partly offset by reduced restructuring costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.6%, 0.1 percentage points lower at AER than in 2018 but 0.1 percentage points higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover was 30.6%, flat at CER, compared with 2018.

The growth in Adjusted SG&A costs of 10% AER, 7% CER and 5% CER on a pro-forma basis reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV as well as increased costs for a number of legal settlements in Q3 2019. This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £3,325 million (13.4 % of turnover), up 18% AER, 14% CER. Adjusted R&D expenditure was £3,175 million (12.8% of turnover), 17% higher at AER, 13% higher at CER than the same period in 2018. On a pro-forma basis, Adjusted R&D expenditure grew 12% CER compared with 2018.

Pharmaceuticals R&D expenditure was £2,449 million, up 21% AER, 16% CER, reflecting a significant increase in study and clinical trial material investment in Oncology compared with the 9 months to September 2018, reflecting the progression of assets from the Tesaro acquisition, primarily Zejula and TSR-042, and a number of other programmes, including BCMA, NY-ESO and ICOS. R&D expenditure in Vaccines and Consumer Healthcare was £532 million and £194 million, respectively.

Royalty income
Royalty income was £269 million (2018: £220 million), up 22% AER, 22% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating expense
Net other operating expense of £166 million (2018: £1,466 million) primarily reflected accounting charges of £408 million (2018: £1,617 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

This included a re-measurement charge of £421 million (2018: £927 million) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions and the unwind of the discount. 2018 also included a re-measurement charge of £658 million in relation to the Consumer Healthcare put option. In addition there was an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £247 million in the nine months. The cumulative increase in value since the signing of the proposed transaction was £345 million. This was partly offset by the profit on a number of asset disposals.

Operating profit
Total operating profit was £5,059 million in the nine months compared with £3,929 million in 2018. Reduced re-measurement charges on the contingent consideration liabilities, no Consumer Healthcare put option charge and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for major restructuring, primarily arising from write downs in a number of manufacturing sites.

Excluding these and other Adjusting items, Adjusted operating profit was £7,120 million, 9% higher than 2018 at AER and 3% higher at CER on a turnover increase of 7% CER. The Adjusted operating margin of 28.6% was 0.3 percentage points lower at AER, and 1.0 percentage points lower on a CER basis than in 2018. On a pro-forma basis, Adjusted operating profit was 2% higher at CER on a turnover increase of 5% CER. The Adjusted pro-forma operating margin of 28.6% was 0.9 percentage points lower on a CER basis than in 2018.

The increase in Adjusted operating profit primarily reflected the benefit from sales growth in all three businesses, particularly Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, a benefit from favourable inventory adjustments in Vaccines, the continued benefit of restructuring and tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the nine months amounted to £660 million (2018: £915 million). This included cash payments made to Shionogi of £645 million (2018: £584 million).

Operating profit by business
Pharmaceuticals operating profit was £3,587 million, down 14% AER, 17% CER on a turnover increase of 1% CER. The operating margin of 27.6% was 6.0 percentage points lower at AER than in 2018 and 6.2 percentage points lower on a CER basis. This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the growth in some lower margin established products, a non-restructuring related write down in a manufacturing site in Q3 and higher legal costs, together with a significant increase in Oncology R&D investment and investment in new product support and targeted priority markets. This was partly offset by the continued benefit of restructuring and tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £2,388 million, 57% AER, 47% CER higher than in 2018 on a turnover increase of 19% CER. The operating margin of 44.1% was 9.6 percentage points higher at AER than in 2018 and 8.2 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income. Increased SG&A investment to support business growth was partly offset by income from one-off settlements.

Consumer Healthcare operating profit was £1,434 million, up 23% AER, 19% CER higher on a turnover increase of 10% CER. On a pro-forma basis, operating profit was £1,434 million, 9% CER higher on a turnover increase of 2% CER. The operating margin of 22.3% was 2.1 percentage points higher at AER and 1.7 percentage points higher on a CER basis than in 2018. The pro-forma operating margin of 22.3% was 1.4 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring savings, improved growth from higher margin power brands and divestment of lower margin tail products as well as tight control of promotional and other operating expenses.

Net finance costs
Total net finance costs were £619 million compared with £532 million in 2018. Adjusted net finance costs were £613 million compared with £525 million in 2018. The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019, as well as an adverse comparison with a one-off accounting adjustment of £20 million to amortisation of interest charges in 2018. This was partly offset by the benefit from older bonds being refinanced at lower interest rates, a fair value gain on interest rate swaps and interest of £23 million in Q3 2018 on an historic tax settlement. Following the introduction of IFRS 16, ‘Leases’, finance costs included an unwind of the discount on the lease liability of £29 million in the nine months.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £70 million (2018: £26 million). This included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £759 million represented an effective tax rate on Total results of 16.8% (2018: 19.8%) and reflected the different tax effects of the various Adjusting items, including the non-taxable profit arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands as well as recognition of a deferred tax liability as a result of disposal of a manufacturing site. Tax on Adjusted profit amounted to £1,111 million and represented an effective Adjusted tax rate of 16.9% (2018: 19.5%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2018. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £405 million (2018: £338 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits to £290 million (2018: £175 million) and higher net profits in some of the Group’s other entities with non-controlling interests. This was partly offset by the lower allocation of Consumer Healthcare profits of £47 million (2018: £117 million) following the buyout of Novartis’ interest in June 2018 and the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019.

The allocation of Adjusted earnings to non-controlling interests amounted to £562 million (2018: £535 million). The increase in allocation was again primarily due to increased allocation of ViiV Healthcare profits of £391 million (2018: £371 million) and higher net profits in some of the Group’s other entities with non-controlling interests, partly offset by the lower allocation of Consumer Healthcare profits of £103 million (2018: £118 million).

Earnings per share
Total earnings per share was 67.7p, compared with 49.0p in 2018. The increase in earnings per share primarily reflected reduced re-measurement charges on the contingent consideration liabilities and put options, an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, an improved trading performance, a reduced effective tax rate and the increased share of after tax profit of the associate Innoviva.

Adjusted EPS of 99.2p compared with 88.3p in 2018, up 12% AER, 7% CER, on a 3% CER increase in Adjusted operating profit. The improvement primarily resulted from the lower non-controlling interest allocation of Consumer Healthcare profits, a reduced effective tax rate and an increased share of after tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs.

Currency impact on nine months 2019 results
The results for the nine months to September 2019 are based on average exchange rates, principally £1/$1.27, £1/€1.13 and £1/Yen 139. Comparative exchange rates are given on page 55. The period-end exchange rates were £1/$1.23, £1/€1.13 and £1/Yen 133.

In the nine months, turnover increased 10% AER, 7% CER. Total EPS was 67.7p compared with 49.0p in 2018. Adjusted EPS was 99.2p compared with 88.3p in 2018, up 12% AER, 7% CER. The positive currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies, relative to 2018. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of five percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for the nine months 2019 and the nine months 2018 are set out below.

Nine months ended 30 September 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	24,855						24,855
Cost of sales	(8,615)	550	27	647	160		(7,231)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	16,240	550	27	647	160		17,624

Selling, general and administration	(7,959)		5	169	100	87	(7,598)
Research and development	(3,325)	48	30	71		1	(3,175)
Royalty income	269						269
Other operating (expense)/income	(166)			1	415	(250)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,059	598	62	888	675	(162)	7,120

Net finance costs	(619)			4		2	(613)
Share of after tax profits of associates and joint ventures	70						70
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,510	598	62	892	675	(160)	6,577

Taxation	(759)	(115)	(11)	(150)	(139)	63	(1,111)
Tax rate %	16.8%						16.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	3,751	483	51	742	536	(97)	5,466
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	405				157		562

Profit attributable to shareholders	3,346	483	51	742	379	(97)	4,904
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	67.7p	9.8p	1.0p	15.0p	7.7p	(2.0)p	99.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,945						4,945
	––––––––––––						––––––––––––

Nine months ended 30 September 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	22,624						22,624
Cost of sales	(7,337)	400	69	211	11		(6,646)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	15,287	400	69	211	11		15,978

Selling, general and administration	(7,295)		2	267	61	32	(6,933)
Research and development	(2,817)	30	33	27		11	(2,716)
Royalty income	220						220
Other operating (expense)/income	(1,466)			1	1,634	(169)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	3,929	430	104	506	1,706	(126)	6,549

Net finance costs	(532)			2		5	(525)
Profit on disposal of associates	3					(3)	-
Share of after tax profits of associates and joint ventures	26						26
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,426	430	104	508	1,706	(124)	6,050

Taxation	(680)	(85)	(15)	(122)	(201)	(77)	(1,180)
Tax rate %	19.8%						19.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,746	345	89	386	1,505	(201)	4,870
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	338				197		535

Profit attributable to shareholders	2,408	345	89	386	1,308	(201)	4,335
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	49.0p	7.0p	1.8p	7.9p	26.6p	(4.0)p	88.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,911						4,911
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes and are excluded from Adjusted results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved a new Major restructuring programme in July 2018, which is designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

The Group acquired Tesaro in January 2019, and is expected to incur around £50 million of integration and restructuring cash costs, leading to annual cost-saving benefits of around £50 million. This has been added to and reported as part of the 2018 Major restructuring programme.

The completion of the new Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected total major restructuring cash costs of £0.9 billion and non-cash charges of £0.3 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

Total Major restructuring charges incurred in the nine months were £888 million (2018: £506 million), analysed as follows:

	9 months 2019			9 months 2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	179	549	728	128	-	128
Consumer Healthcare Joint Venture integration programme	135	-	135	-	-	-
Combined restructuring and integration programme	(8)	33	25	278	100	378

	306	582	888	406	100	506

Non-cash charges arising under the 2018 major restructuring programme primarily related to the write-down of assets as part of the plans to reduce the manufacturing network. Cash charges arose from restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme, and initial integration costs under the Consumer Healthcare Joint Venture integration programme. Non-cash charges under the Combined restructuring and integration programme primarily related to announced plans to restructure the manufacturing network, and the reduction in cash charges arose from a profit on sale of land.

Total cash payments made in the nine months were £390 million, £247 million for the existing Combined restructuring and integration programme (2018: £353 million) and £85 million under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £58 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of Major restructuring charges by business was as follows:

	9 months 2019 £m	9 months 2018 £m

Pharmaceuticals	615	295
Vaccines	48	76
Consumer Healthcare	187	100

	850	471
Corporate & central functions	38	35

Total Major restructuring costs	888	506

The analysis of Major restructuring charges by Income statement line was as follows:

	9 months 2019 £m	9 months 2018 £m

Cost of sales	647	211
Selling, general and administration	169	267
Research and development	71	27
Other operating expense	1	1

Total Major restructuring costs	888	506

The Combined restructuring and integration programme delivered incremental annual cost savings in the nine months of £0.2 billion. The 2018 major restructuring programme delivered incremental cost savings in the nine months of £0.2 billion.

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.1 billion with non-cash charges up to £1.6 billion. The programme has now delivered approximately £4.1 billion of annual savings, including an estimated currency benefit of £0.3 billion. The programme is now expected to deliver by 2020 total annual savings of £4.4 billion on a constant currency basis, including an estimated benefit of £0.4 billion from currency on the basis of the nine months 2019 average exchange rates.

The 2018 major restructuring programme, now including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at September 2019 rates). These savings will be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £675 million (2018: £1,706 million). This primarily reflected £421 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2019 £m	9 months 2018 £m

Consumer Healthcare Joint Venture put option	-	658
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	421	927
ViiV Healthcare put options and Pfizer preferential dividends	(81)	(18)
Contingent consideration on former Novartis Vaccines business	68	50
Other adjustments	267	89

Total transaction-related charges	675	1,706

The £421 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £323 million unwind of the discount and updated exchange rate assumptions, partly offset by adjustments to sales forecasts.

Other adjustments included an unwind of the fair market value uplift on inventory of £148 million and transaction costs arising on completion of the Consumer Healthcare Joint Venture with Pfizer, as well as a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a gain in the nine months of £247 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as equity investment impairments and certain other Adjusting items together with the profit on a number of asset disposals. A charge of £87 million (2018: £29 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £13 million (2018: £24 million).

Cash generation

Cash flow

	Q3 2019	9 months 2019	9 months 2018

Net cash inflow from operating activities (£m)	2,515	4,567	4,302
Free cash flow* (£m)	1,939	2,474	2,375
Free cash flow growth (%)	25%	4%	42%
Free cash flow conversion* (%)	>100%	74%	99%
Net debt** (£m)	28,139	28,139	23,837

*	Free cash flow and free cash flow conversion are defined on page 58.
**	Net debt is analysed on page 57.

Q3 2019
Net cash inflow from operating activities for the quarter was £2,515 million (Q3 2018: £2,077 million). The increase primarily reflected improved operating profits, a lower seasonal increase in trade receivables and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16, partly offset by the adverse timing of payments for returns and rebates.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £206 million (Q3 2018: £208 million), of which £182 million was recognised in cash flows from operating activities and £24 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £1,939 million for the quarter (Q3 2018: £1,554 million). The increase primarily reflected improved operating profits, a lower seasonal increase in trade receivables and inventory, lower dividends to non-controlling interests and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16. This was partly offset by the adverse timing of payments for returns and rebates and lower disposals of intangible assets compared with Q3 2018.

9 months 2019
The net cash inflow from operating activities for the nine months was £4,567 million (2018: £4,302 million). The increase primarily reflected improved operating profits, a lower seasonal increase in trade receivables, lower contingent consideration payments compared with 2018, which included a milestone payment to Novartis, and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16, partly offset by the adverse timing of payments for returns and rebates and the initial step-down impact from US Advair generic competition.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the nine months were £645 million (2018: £584 million), of which £572 million was recognised in cash flows from operating activities and £73 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £2,474 million in the nine months (2018: £2,375 million). The increase primarily reflected improved operating profits, a lower seasonal increase in trade receivables, lower contingent consideration payments compared with 2018 which included a milestone payment to Novartis, reduced dividend payments to non-controlling interests and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16. This was partly offset by the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic competition, increased capital expenditure including the acquisition of intangible assets and increased interest payments.

Net debt
At 30 September 2019, net debt was £28.1 billion, compared with £21.6 billion at 31 December 2018, comprising gross debt of £33.0 billion and cash and liquid investments of £4.9 billion, including £0.5 billion reported within Assets held for sale. Net debt increased due to the £3.9 billion acquisition of Tesaro Inc as well as £0.2 billion of Tesaro net debt, together with the £1.3 billion impact from the implementation of IFRS 16, the dividend paid to shareholders of £3.0 billion and £0.4 billion of unfavourable exchange impacts from the translation of non-Sterling denominated debt, partly offset by £2.5 billion of free cash flow.

At 30 September 2019, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £8.2 billion with loans of £3.4 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a third interim dividend for 2019 of 19 pence per share (Q3 2018: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2019 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 January 2020. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) (2018: $0.02 per ADS; $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 14 November 2019, with a record date of 15 November 2019 and a payment date of 9 January 2020.

	Paid/ payable	Pence per share	£m

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	941
Third interim	9 January 2020	19	941

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934
Third interim	10 January 2019	19	935
Fourth interim	11 April 2019	23	1,137

		80	3,940

Weighted average number of shares
	Q3 2019 millions	Q3 2018 millions

Weighted average number of shares – basic	4,951	4,917
Dilutive effect of share options and share awards	56	55

Weighted average number of shares – diluted	5,007	4,972

Weighted average number of shares
	9 months 2019 millions	9 months 2018 millions

Weighted average number of shares – basic	4,945	4,911
Dilutive effect of share options and share awards	56	55

Weighted average number of shares – diluted	5,001	4,966

At 30 September 2019, 4,952 million shares (30 September 2018: 4,919 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 0.6 million shares under employee share schemes in the quarter for proceeds of £8 million (Q3 2018: £8 million).

At 30 September 2019, the ESOP Trust held 36.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £201 million has been deducted from other reserves. The market value of these shares was £649 million.

At 30 September 2019, the company held 393.5 million Treasury shares at a cost of £5,505 million, which has been deducted from retained earnings.

Financial information

Income statements

	Q3 2019 £m	Q3 2018 £m	9 months 2019 £m	9 months 2018 £m

TURNOVER	9,385	8,092	24,855	22,624

Cost of sales	(3,245)	(2,636)	(8,615)	(7,337)

Gross profit	6,140	5,456	16,240	15,287

Selling, general and administration	(2,892)	(2,527)	(7,959)	(7,295)
Research and development	(1,206)	(988)	(3,325)	(2,817)
Royalty income	118	94	269	220
Other operating expense	(13)	(125)	(166)	(1,466)

OPERATING PROFIT	2,147	1,910	5,059	3,929

Finance income	32	10	87	57
Finance expense	(245)	(233)	(706)	(589)
Profit on disposal of associates	-	3	-	3
Share of after tax profits of associates and joint ventures	17	15	70	26

PROFIT BEFORE TAXATION	1,951	1,705	4,510	3,426

Taxation	(235)	(193)	(759)	(680)
Tax rate %	12.0%	11.3%	16.8%	19.8%

PROFIT AFTER TAXATION	1,716	1,512	3,751	2,746

Profit attributable to non-controlling interests	164	94	405	338
Profit attributable to shareholders	1,552	1,418	3,346	2,408

	1,716	1,512	3,751	2,746

EARNINGS PER SHARE	31.4p	28.8p	67.7p	49.0p

Diluted earnings per share	31.0p	28.5p	66.9p	48.5p

Statement of comprehensive income

	Q3 2019 £m	Q3 2018 £m

Profit for the period	1,716	1,512

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(150)	4
Fair value movements on cash flow hedges	(33)	3
Reclassification of cash flow hedges to income statement	2	1

	(181)	8

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	38	(11)
Fair value movements on equity investments	52	115
Deferred tax on fair value movements on equity investments	3	-
Re-measurement (losses)/gains on defined benefit plans	(619)	189
Tax on re-measurement (losses)/gains on defined benefit plans	113	(35)

	(413)	258

Other comprehensive (expense)/income for the period	(594)	266

Total comprehensive income for the period	1,122	1,778

Total comprehensive income for the period attributable to:
Shareholders	920	1,695
Non-controlling interests	202	83

	1,122	1,778

Statement of comprehensive income

	9 months 2019 £m	9 months 2018 £m

Profit for the period	3,751	2,746

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(195)	(368)
Fair value movements on cash flow hedges	(106)	182
Reclassification of cash flow hedges to income statement	3	(164)
Deferred tax on fair value movements on cash flow hedges	-	(24)
Deferred tax reversed on reclassification of cash flow hedges	-	20

	(298)	(354)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	28	(19)
Fair value movements on equity investments	96	268
Deferred tax on fair value movements on equity investments	(27)	(13)
Re-measurement (losses)/gains on defined benefit plans	(1,192)	1,103
Tax on re-measurement (losses)/gains on defined benefit plans	215	(205)

	(880)	1,134

Other comprehensive (expense)/income for the period	(1,178)	780

Total comprehensive income for the period	2,573	3,526

Total comprehensive income for the period attributable to:
Shareholders	2,140	3,207
Non-controlling interests	433	319

	2,573	3,526

Pharmaceuticals turnover – three months ended 30 September 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Respiratory	806	25	19	465	18	10	200	32	32	141	42	35
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Ellipta products	603	21	15	346	12	5	147	34	33	110	34	29
Anoro Ellipta	143	24	19	94	22	16	30	25	25	19	36	29
Arnuity Ellipta	12	20	10	10	11	11	-	-	-	2	100	-
Incruse Ellipta	60	(20)	(24)	34	(33)	(37)	18	-	-	8	33	17
Relvar/Breo Ellipta	249	(3)	(8)	103	(26)	(32)	71	20	19	75	25	22
Trelegy Ellipta	139	>100	>100	105	>100	>100	28	>100	>100	6	>100	>100

Nucala	203	40	33	119	37	29	53	29	29	31	82	65

HIV	1,267	5	-	797	6	(1)	293	1	1	177	7	3
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Dolutegravir products	1,211	6	2	780	6	-	275	3	3	156	13	9
Tivicay	441	2	(3)	268	(1)	(7)	102	10	10	71	4	-
Triumeq	651	(3)	(7)	414	(3)	(9)	154	(10)	(10)	83	19	14
Juluca	101	>100	>100	83	>100	>100	16	>100	>100	2	>100	>100
Dovato	18	-	-	15	-	-	3	-	-	-	-	-

Epzicom/Kivexa	19	(21)	(25)	1	-	-	6	(33)	(33)	12	(14)	(21)
Selzentry	25	(4)	(12)	14	-	(7)	7	(12)	(12)	4	-	(25)
Other	12	(43)	(33)	2	(67)	(50)	5	(17)	(17)	5	(44)	(33)

Immuno-inflammation	171	40	33	150	39	30	12	33	33	9	80	>100
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Benlysta	172	42	35	150	39	29	12	20	20	10	>100	>100

Oncology	64	-	-	38	-	-	26	-	-	-	-	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Zejula	64	-	-	38	-	-	26	-	-	-	-	-

Established Pharmaceuticals	2,223	(1)	(5)	522	(18)	(22)	509	2	2	1,192	8	3
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Established Respiratory	939	(8)	(12)	364	(19)	(24)	185	(8)	(8)	390	5	-
Seretide/Advair	418	(32)	(35)	117	(62)	(64)	121	(8)	(9)	180	1	(2)
Flixotide/Flovent	171	46	38	110	86	76	18	(5)	(5)	43	10	3
Ventolin	231	34	27	136	64	53	27	(7)	(7)	68	13	8
Avamys/Veramyst	66	10	3	-	-	-	15	-	-	51	13	4
Other Respiratory	53	-	(4)	1	>100	>100	4	(20)	-	48	-	(6)

Dermatology	118	8	6	-	-	-	40	-	-	78	15	12
Augmentin	151	14	10	-	-	-	38	(5)	(3)	113	22	15
Avodart	150	4	-	2	(33)	(33)	51	(14)	(15)	97	18	12
Imigran/Imitrex	36	9	6	15	15	8	13	-	-	8	14	14
Lamictal	147	(1)	(4)	74	-	(7)	31	3	-	42	(5)	(2)
Seroxat/Paxil	42	-	(5)	-	-	-	10	11	11	32	(3)	(9)
Valtrex	28	(13)	(16)	4	(33)	(50)	9	12	12	15	(17)	(17)
Other	612	5	2	63	(28)	(28)	132	29	31	417	6	1
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Pharmaceuticals	4,531	7	3	1,972	4	(2)	1,040	9	9	1,519	10	5
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Pharmaceuticals turnover – nine months ended 30 September 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Respiratory	2,189	23	18	1,221	15	8	569	32	32	399	38	35
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Ellipta products	1,639	17	13	900	8	2	419	30	30	320	33	30
Anoro Ellipta	373	12	8	233	6	-	87	21	21	53	33	30
Arnuity Ellipta	33	6	-	28	-	(4)	-	-	-	5	67	33
Incruse Ellipta	185	(6)	(10)	109	(13)	(19)	55	2	2	21	24	24
Relvar/Breo Ellipta	702	(7)	(10)	274	(31)	(35)	208	14	14	220	23	21
Trelegy Ellipta	346	>100	>100	256	>100	>100	69	>100	>100	21	>100	>100

Nucala	550	41	35	321	37	29	150	39	39	79	65	56

HIV	3,597	4	1	2,222	4	(2)	860	(2)	(2)	515	17	16
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Dolutegravir products	3,425	7	3	2,170	5	(1)	808	1	1	447	27	26
Tivicay	1,236	4	-	733	(3)	(9)	295	8	8	208	31	30
Triumeq	1,911	(2)	(6)	1,203	(3)	(9)	473	(10)	(10)	235	22	21
Juluca	255	>100	>100	214	>100	>100	37	>100	>100	4	>100	>100
Dovato	23	-	-	20	-	-	3	-	-	-	-	-

Epzicom/Kivexa	60	(31)	(31)	3	-	-	18	(45)	(45)	39	(24)	(24)
Selzentry	74	(12)	(14)	40	(5)	(10)	22	(15)	(15)	12	(25)	(25)
Other	38	(37)	(37)	9	(50)	(50)	12	(33)	(33)	17	(29)	(29)

Immuno-inflammation	443	32	25	387	29	22	34	31	31	22	>100	>100
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Benlysta	443	32	26	387	29	22	34	26	26	22	>100	>100

Oncology	164	-	-	97	-	-	67	-	-	-	-	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Zejula	163	-	-	97	-	-	66	-	-	-	-	-

Established Pharmaceuticals	6,603	(4)	(6)	1,517	(18)	(22)	1,547	(5)	(5)	3,539	3	2
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Established Respiratory	2,935	(7)	(9)	1,074	(16)	(21)	611	(11)	(11)	1,250	5	4
Seretide/Advair	1,316	(26)	(27)	398	(50)	(53)	383	(15)	(15)	535	1	-
Flixotide/Flovent	443	3	-	253	6	-	66	(1)	(1)	124	1	-
Ventolin	712	36	32	423	75	64	89	(5)	(5)	200	8	8
Avamys/Veramyst	252	11	8	-	-	-	54	(5)	(5)	198	16	12
Other Respiratory	212	7	2	-	-	-	19	(10)	(5)	193	8	3

Dermatology	333	4	4	3	50	50	119	1	1	211	6	6
Augmentin	444	5	4	-	-	-	125	(5)	(5)	319	9	9
Avodart	434	3	1	4	(56)	(56)	160	(11)	(12)	270	15	12
Imigran/Imitrex	103	2	-	44	13	8	39	(9)	(9)	20	5	5
Lamictal	421	(8)	(11)	211	(7)	(12)	84	1	-	126	(15)	(15)
Seroxat/Paxil	122	(2)	(3)	-	-	-	28	(3)	(3)	94	(1)	(3)
Valtrex	80	(11)	(13)	10	(29)	(36)	23	-	-	47	(11)	(13)
Other	1,731	(4)	(5)	171	(37)	(40)	358	8	8	1,202	1	(1)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Pharmaceuticals	12,996	4	1	5,444	2	(4)	3,077	4	4	4,475	7	6
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Vaccines turnover – three months ended 30 September 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Meningitis	371	13	9	234	22	14	90	8	10	47	(13)	(11)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Bexsero	255	23	19	145	33	24	84	9	10	26	24	29
Menveo	106	4	(1)	89	7	1	4	-	-	13	(13)	(13)
Other	10	(50)	(50)	-	-	-	2	-	-	8	(56)	(56)

Influenza	371	22	15	318	26	19	34	3	3	19	-	(5)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Fluarix, FluLaval	371	22	15	318	26	19	34	3	3	19	-	(5)

Shingles	535	87	76	496	80	69	16	>100	>100	23	>100	>100
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Shingrix	535	87	76	496	80	69	16	>100	>100	23	>100	>100

Established Vaccines	1,031	3	(1)	393	16	9	256	(10)	(11)	382	1	(1)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Infanrix, Pediarix	199	24	19	106	61	53	55	(10)	(10)	38	15	6
Boostrix	187	19	15	101	7	2	42	(2)	(2)	44	>100	>100

Hepatitis	216	1	(2)	131	6	-	57	(14)	(14)	28	22	17

Rotarix	167	10	7	36	(3)	(8)	28	-	-	103	18	15

Synflorix	116	(3)	(4)	-	-	-	11	(8)	(8)	105	(2)	(4)

Priorix, Priorix Tetra, Varilrix	57	(30)	(31)	-	-	-	23	(45)	(45)	34	(12)	(15)
Cervarix	15	(73)	(73)	-	-	-	5	67	67	10	(81)	(81)
Other	74	9	6	19	-	(21)	35	17	10	20	4	25
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Vaccines	2,308	20	15	1,441	36	28	396	(1)	(2)	471	2	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Vaccines turnover – nine months ended 30 September 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Meningitis	815	18	16	405	25	18	260	1	1	150	35	43
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Bexsero	567	21	19	248	40	32	243	2	2	76	41	54
Menveo	201	7	3	157	7	1	12	(8)	(8)	32	14	21
Other	47	34	34	-	-	-	5	(17)	(17)	42	45	45

Influenza	403	22	16	320	28	20	34	(3)	(3)	49	9	9
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Fluarix, FluLaval	403	22	16	320	28	20	34	(3)	(3)	49	9	9

Shingles	1,278	>100	>100	1,175	>100	>100	35	>100	>100	68	>100	91
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Shingrix	1,278	>100	>100	1,175	>100	>100	35	>100	>100	68	>100	91

Established Vaccines	2,919	3	1	1,096	17	11	809	(9)	(9)	1,014	1	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Infanrix, Pediarix	577	12	9	292	32	25	169	(18)	(18)	116	32	30
Boostrix	454	20	17	233	16	9	122	(2)	(2)	99	90	90

Hepatitis	679	10	6	418	18	11	178	(4)	(4)	83	6	5

Rotarix	417	8	6	106	5	(1)	84	2	4	227	11	10

Synflorix	344	8	8	-	-	-	44	19	19	300	7	6

Priorix, Priorix Tetra, Varilrix	162	(33)	(33)	-	-	-	74	(42)	(42)	88	(23)	(23)
Cervarix	63	(49)	(49)	-	-	-	16	7	7	47	(56)	(56)
Other	223	(11)	(12)	47	(15)	(24)	122	8	7	54	(33)	(30)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Vaccines	5,415	23	19	2,996	47	39	1,138	(4)	(4)	1,281	7	7
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Balance sheet

	30 September 2019 £m	30 September 2018 £m	31 December 2018 £m
ASSETS
Non-current assets
Property, plant and equipment	10,668	10,923	11,058
Right of use assets	1,032	-	-
Goodwill	11,046	5,848	5,789
Other intangible assets	32,455	17,263	17,202
Investments in associates and joint ventures	334	221	236
Other investments	1,592	1,393	1,322
Deferred tax assets	3,909	3,412	3,887
Derivative financial instruments	161	51	69
Other non-current assets	1,058	2,075	1,576

Total non-current assets	62,255	41,186	41,139

Current assets
Inventories	6,776	5,788	5,476
Current tax recoverable	169	257	229
Trade and other receivables	8,173	7,292	6,423
Derivative financial instruments	518	56	188
Liquid investments	86	80	84
Cash and cash equivalents	4,305	3,793	3,874
Assets held for sale	963	152	653

Total current assets	20,990	17,418	16,927

TOTAL ASSETS	83,245	58,604	58,066

LIABILITIES
Current liabilities
Short-term borrowings	(8,216)	(2,902)	(5,793)
Contingent consideration liabilities	(838)	(818)	(837)
Trade and other payables	(14,737)	(13,093)	(14,037)
Derivative financial instruments	(310)	(63)	(127)
Current tax payable	(610)	(813)	(965)
Short-term provisions	(803)	(706)	(732)

Total current liabilities	(25,514)	(18,395)	(22,491)

Non-current liabilities
Long-term borrowings	(24,833)	(24,808)	(20,271)
Corporation tax payable	(273)	(272)	(272)
Deferred tax liabilities	(3,914)	(1,223)	(1,156)
Pensions and other post-employment benefits	(3,793)	(3,079)	(3,125)
Other provisions	(686)	(652)	(691)
Derivative financial instruments	-	-	(1)
Contingent consideration liabilities	(5,288)	(5,414)	(5,449)
Other non-current liabilities	(884)	(1,038)	(938)

Total non-current liabilities	(39,671)	(36,486)	(31,903)

TOTAL LIABILITIES	(65,185)	(54,881)	(54,394)

NET ASSETS	18,060	3,723	3,672

EQUITY
Share capital	1,345	1,344	1,345
Share premium account	3,165	3,049	3,091
Retained earnings	5,265	(2,081)	(2,137)
Other reserves	1,997	2,164	2,061

Shareholders’ equity	11,772	4,476	4,360

Non-controlling interests	6,288	(753)	(688)

TOTAL EQUITY	18,060	3,723	3,672

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Implementation of IFRS 16	-	-	(93)	-	(93)	-	(93)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2019, as adjusted	1,345	3,091	(2,230)	2,061	4,267	(688)	3,579
Profit for the period			3,346		3,346	405	3,751
Other comprehensive (expense)/income for the period			(1,171)	(35)	(1,206)	28	(1,178)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			2,175	(35)	2,140	433	2,573
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(313)	(313)
Changes to non-controlling interests						10	10
Dividends to shareholders			(3,012)		(3,012)		(3,012)
Recognition of interest in Consumer Healthcare Joint Venture			8,082		8,082	6,846	14,928
Shares issued	-	41			41		41
Realised after tax profits on disposal of equity investments			(4)	4			-
Shares acquired by ESOP Trusts		33	295	(328)			-
Write-down on shares held by ESOP Trusts			(295)	295			-
Share-based incentive plans			254		254		254
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2019	1,345	3,165	5,265	1,997	11,772	6,288	18,060
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			2,408		2,408	338	2,746
Other comprehensive income/(expense) for the period			541	258	799	(19)	780
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,949	258	3,207	319	3,526
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(532)	(532)
Contributions from non-controlling interests						21	21
Derecognition of non-controlling interests in Consumer Healthcare Joint Venture			4,056		4,056	(4,118)	(62)
Dividends to shareholders			(2,993)		(2,993)		(2,993)
Shares issued	1	30			31		31
Realised profits on disposal of equity investments			54	(54)			-
Write-down on shares held by ESOP Trusts			(201)	201			-
Share-based incentive plans			258		258		258
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2018	1,344	3,049	(2,081)	2,164	4,476	(753)	3,723
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – nine months ended 30 September 2019

	9 months 2019 £m	9 months 2018 £m

Profit after tax	3,751	2,746
Tax on profits	759	680
Share of after tax profits of associates and joint ventures	(70)	(26)
Profit on disposal of interest in associates	-	(3)
Net finance expense	619	532
Depreciation, amortisation and other adjusting items	2,472	1,169
Increase in working capital	(1,477)	(1,927)
Contingent consideration paid	(577)	(792)
Increase in other net liabilities (excluding contingent consideration paid)	149	2,936

Cash generated from operations	5,626	5,315
Taxation paid	(1,059)	(1,013)

Net cash inflow from operating activities	4,567	4,302

Cash flow from investing activities
Purchase of property, plant and equipment	(785)	(842)
Proceeds from sale of property, plant and equipment	86	70
Purchase of intangible assets	(613)	(319)
Proceeds from sale of intangible assets	88	165
Purchase of equity investments	(239)	(298)
Proceeds from sale of equity investments	51	87
Purchase of businesses, net of cash acquired	(3,548)	-
Contingent consideration paid	(83)	(123)
Disposal of businesses	(2)	28
Proceeds from disposal of interest in associates	-	3
Investment in associates and joint ventures	(6)	(5)
Interest received	66	55
Decrease in liquid investments	1	-
Dividends from associates and joint ventures	-	39

Net cash outflow from investing activities	(4,984)	(1,140)

Cash flow from financing activities
Issue of share capital	41	31
Increase in short-term loans	4,350	2,050
Increase in long-term loans	4,822	10,090
Repayment of short-term loans	(4,253)	(2,037)
Repayment of lease liabilities	(159)	(17)
Purchase of non-controlling interests	(7)	(9,321)
Interest paid	(539)	(458)
Dividends paid to shareholders	(3,012)	(2,993)
Distributions to non-controlling interests	(313)	(535)
Contributions from non-controlling interests	-	21
Other financing items	(11)	26

Net cash inflow/(outflow) from financing activities	919	(3,143)

Increase in cash and bank overdrafts in the period	502	19

Cash and bank overdrafts at beginning of the period	4,087	3,600
Exchange adjustments	20	(32)
Increase in cash and bank overdrafts	502	19

Cash and bank overdrafts at end of the period	4,609	3,587

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,305	3,793
Cash and cash equivalents reported in assets held for sale	519	-

	4,824	3,793
Overdrafts	(215)	(206)

	4,609	3,587

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q3 2019 £m	Q3 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	4,531	4,221	7	3
Vaccines	2,308	1,924	20	15
Consumer Healthcare	2,526	1,947	30	25

	9,365	8,092	16	11
Corporate and other unallocated turnover	20	-

Total turnover	9,385	8,092	16	11

Operating profit by segment

	Q3 2019 £m	Q3 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	1,986	2,028	(2)	(7)
Pharmaceuticals R&D	(893)	(667)	34	28

Pharmaceuticals including R&D	1,093	1,361	(20)	(24)
Vaccines	1,162	827	41	30
Consumer Healthcare	613	429	43	34

Segment profit	2,868	2,617	10	3
Corporate and other unallocated costs	(82)	(93)

Adjusted operating profit	2,786	2,524	10	3
Adjusting items	(639)	(614)

Total operating profit	2,147	1,910	12	3

Finance income	32	10
Finance costs	(245)	(233)
Profit on disposal of associates	-	3
Share of after tax profits of associates and joint ventures	17	15

Profit before taxation	1,951	1,705	14	4

Turnover by segment

	9 months 2019 £m	9 months 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	12,996	12,459	4	1
Vaccines	5,415	4,415	23	19
Consumer Healthcare	6,424	5,750	12	10

	24,835	22,624	10	7
Corporate and other unallocated turnover	20	-

Total turnover	24,855	22,624	10	7

Operating profit by segment

	9 months 2019 £m	9 months 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	6,029	6,080	(1)	(5)
Pharmaceuticals R&D	(2,442)	(1,898)	29	24

Pharmaceuticals including R&D	3,587	4,182	(14)	(17)
Vaccines	2,388	1,523	57	47
Consumer Healthcare	1,434	1,165	23	19

Segment profit	7,409	6,870	8	3
Corporate and other unallocated costs	(289)	(321)

Adjusted operating profit	7,120	6,549	9	3
Adjusting items	(2,061)	(2,620)

Total operating profit	5,059	3,929	29	20

Finance income	87	57
Finance costs	(706)	(589)
Profit on disposal of associates	-	3
Share of after tax profits of associates and joint ventures	70	26

Profit before taxation	4,510	3,426	32	22

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2018.

At 30 September 2019, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 32) was £0.4 billion (31 December 2018: £0.2 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

A significant matter since the date of the Annual Report 2018 is as follows: a trial date of 12 November 2019 has been set in the US federal courts with respect to claims by 38 health insurance companies against the Group, relating to reimbursements the insurers made for 17 medicines manufactured at the Group’s former Cidra plant in Puerto Rico.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2019, and should be read in conjunction with the Annual Report 2018, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2018, except for the implementation of IFRS 16 ‘Leases’ from 1 January 2019.

IFRS 16 ‘Leases’ was implemented by the Group from 1 January 2019. The new standard replaces IAS 17 ‘Leases’ and requires lease liabilities and right of use assets to be recognised on the balance sheet for almost all leases. GSK has applied the modified transition approach on adoption with no restatement of comparative information. The adjustment made on the transition date of 1 January 2019 to each balance sheet line item is as follows:

	31 December 2018 as previously reported £m	IFRS 16 adjustments £m	1 January 2019 as adjusted £m

Property, plant and equipment	11,058	(98)	10,960
Right of use assets	-	1,071	1,071
Other non-current assets	1,576	(11)	1,565
Trade and other receivables	6,423	3	6,426
Deferred tax assets	3,887	39	3,926
Short-term borrowings	(5,793)	(229)	(6,022)
Long-term borrowings	(20,271)	(1,074)	(21,345)
Trade and other payables	(14,037)	10	(14,027)
Current and non-current provisions	(1,423)	35	(1,388)
Other non-current liabilities	(938)	160	(778)
Deferred tax liabilities	(1,156)	1	(1,155)

Total effect on net assets	3,672	(93)	3,579

Retained earnings	(2,137)	(93)	(2,230)

Total effect on equity	3,672	(93)	3,579

The new Standard has not had a material impact on the Group’s Income statement or Cash flow statement.

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognises a right of use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short‑term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight‑line basis over the term of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate applied is the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right of use assets primarily comprise property and reflect the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2018 were published in the Annual Report 2018, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2019	Q3 2018	9 months 2019	9 months 2018	2018

Average rates:
US$/£	1.23	1.31	1.27	1.35	1.33
Euro/£	1.11	1.11	1.13	1.13	1.13
Yen/£	133	146	139	148	147

Period-end rates:
US$/£	1.23	1.30	1.23	1.30	1.27
Euro/£	1.13	1.12	1.13	1.12	1.11
Yen/£	133	148	133	148	140

During Q3 2019 average Sterling exchange rates were weaker against the US Dollar and Yen and flat against the Euro compared with the same period in 2018. Similarly, during the nine months ended 30 September 2019, average Sterling exchange rates were weaker against the US Dollar and the Yen and flat against the Euro. Period-end Sterling exchange rates were weaker against the US Dollar and Yen but stronger against the Euro compared with the 2018 period-end rates.

Net assets
The book value of net assets increased by £14,388 million from £3,672 million at 31 December 2018 to £18,060 million at 30 September 2019. This primarily reflected the acquisition of the Pfizer consumer healthcare business partly offset by the re-measurement losses on defined benefit plans during the period.

The carrying value of investments in associates and joint ventures at 30 September 2019 was £334 million (31 December 2018: £236 million), with a market value of £348 million (31 December 2018: £487 million).

At 30 September 2019, the net deficit on the Group’s pension plans was £2,110 million compared with £995 million at 31 December 2018. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.9% to 1.8%, and US pension liabilities from 4.2% to 3.1%, partly offset by higher UK assets and a reduction in the UK inflation rate from 3.2% to 3.1%.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,157 million (31 December 2018: £1,240 million).

Contingent consideration amounted to £6,126 million at 30 September 2019 (31 December 2018: £6,286 million), of which £5,713 million (31 December 2018: £5,937 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £359 million (31 December 2018: £296 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 September 2019, £805 million (31 December 2018: £815 million) is expected to be paid within one year.

Movements in contingent consideration were as follows:

9 months 2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Re-measurement through income statement	421	500
Cash payments: operating cash flows	(572)	(577)
Cash payments: investing activities	(73)	(83)

Contingent consideration at end of the period	5,713	6,126

9 months 2018	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,542	6,172
Re-measurement through income statement	927	975
Cash payments: operating cash flows	(517)	(792)
Cash payments: investing activities	(67)	(123)

Contingent consideration at end of the period	5,885	6,232

Contingent liabilities
There were contingent liabilities at 30 September 2019 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 53.

Business acquisition
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019.

GSK and Pfizer have contributed their respective Consumer Healthcare businesses into a new Consumer Healthcare Joint Venture in a non-cash transaction, whereby GSK has acquired Pfizer’s consumer healthcare business in return for shares in the Joint Venture. GSK has an equity interest of 68% and majority control of the Joint Venture and Pfizer has an equity interest of 32%.

The non-controlling interest in the Consumer Healthcare Joint Venture, calculated applying the partial goodwill method, represents Pfizer’s share of the net assets of the Joint Venture.

The goodwill in the business acquired from Pfizer represents the potential for further synergies arising from combining the acquired business with GSK’s existing business together with the value of the workforce acquired. The goodwill recognised is not expected to be deductible for tax purposes.

Since acquisition on 31 July 2019, turnover of £0.5 billion arising from the Pfizer consumer healthcare business has been included in Group turnover and there has been no material impact on Group operating profit.

The fair values of the net assets acquired, including goodwill, are as follows:

£bn

Net assets acquired:
Intangible assets	12.5
Inventory	1.0
Other net assets	0.2
Deferred tax liabilities	(2.7)

11.0
Non-controlling interest	(3.5)
Goodwill	3.9

Total consideration	11.4

These amounts are provisional and subject to change.

Reconciliation of cash flow to movements in net debt

	9 months 2019 £m	9 months 2018 £m

Net debt, as previously reported	(21,621)	(13,178)
Implementation of IFRS 16	(1,303)	-

Net debt at beginning of the period, as adjusted	(22,924)	(13,178)

Increase in cash and bank overdrafts	502	19
Decrease in liquid investments	(1)	-
Net increase in short-term loans	(97)	(13)
Increase in long-term loans	(4,822)	(10,090)
Repayment of lease liabilities	159	17
Debt of subsidiary undertakings acquired	(518)	-
Exchange adjustments	(406)	(590)
Other non-cash movements	(32)	(2)

Increase in net debt	(5,215)	(10,659)

Net debt at end of the period	(28,139)	(23,837)

Net debt analysis

	30 September 2019 £m	30 September 2018 £m	31 December 2018 £m

Liquid investments	86	80	84
Cash and cash equivalents	4,305	3,793	3,874
Cash and cash equivalents reported in assets held for sale	519	-	485
Short-term borrowings	(8,216)	(2,902)	(5,793)
Long-term borrowings	(24,833)	(24,808)	(20,271)

Net debt at end of the period	(28,139)	(23,837)	(21,621)

Free cash flow reconciliation

	Q3 2019 £m	9 months 2019 £m	9 months 2018 £m

Net cash inflow from operating activities	2,515	4,567	4,302
Purchase of property, plant and equipment	(284)	(785)	(842)
Proceeds from sale of property, plant and equipment	16	86	70
Purchase of intangible assets	(175)	(613)	(319)
Proceeds from disposals of intangible assets	76	88	165
Net finance costs	(60)	(473)	(403)
Dividends from joint ventures and associates	-	-	39
Contingent consideration paid (reported in investing activities)	(32)	(83)	(123)
Distributions to non-controlling interests	(117)	(313)	(535)
Contributions from non-controlling interests	-	-	21

Free cash flow	1,939	2,474	2,375

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 57.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results include two months of results of the former Pfizer consumer healthcare business from 1 August 2019.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q3 2019, calculated applying the exchange rates used in the comparative period, with the results for Q3 2018 adjusted to include the equivalent two months of results of the former Pfizer consumer healthcare business during Q3 2018, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for the nine months to 30 September 2019 are calculated comparing reported results for the nine months to 30 September 2019, calculated applying the exchange rates used in the comparative period, with the results for the nine months to 30 September 2018, adjusted to include the equivalent two months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Gardasil is a trademark of Merck Sharp & Dohme Corp.

Outlook, assumptions and cautionary statements

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020. On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range. These outlooks are based on 2015 exchange rates.

Assumptions related to 2019 guidance and 2016-2020 outlook
In outlining the expectations for 2019 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue, earnings and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment. The 2019 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the proposed Consumer Healthcare transaction with Pfizer.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced on 25 July 2018. They also assume that the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever closes in Q1 2020 and that the integration and investment programmes following the Tesaro acquisition and the Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Due to the progress made in settling historic disputes together with the changing product mix we expect the effective tax rate for the year to be 17%.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2018. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in this Results Announcement have been provided to illustrate the position in Q3 2019 relative to the position in Q3 2018 as if, for the purposes of the Q3 2018 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, two months of results of the former Pfizer consumer healthcare business were included in Q3 2018. Similarly, pro-forma growth rates have been provided to illustrate the position for the nine months to 30 September 2019 relative to the position for the nine months to 30 September 2018 as if, for the purposes of the nine months to 30 September 2018 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, two months of results of the former Pfizer consumer healthcare business were included in the nine months to 30 September 2018. The results of the former Pfizer consumer healthcare business included for Q3 2018 and the nine months to 30 September 2018 are as consolidated (in US$) and included in Pfizer’s US GAAP results. The results for Q3 2019 and the nine months to 30 September 2019 used to calculate the pro-forma growth rates are as reported at CER.

The pro-forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group’s actual growth rates. The pro-forma growth rates do not purport to represent what the Group’s results of operations actually would have been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2019.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2019 on pages 41 to 43;
●	the balance sheet as at 30 September 2019 on page 48;
●	the statement of changes in equity for the nine month period then ended on page 49;
●	the cash flow statement for the nine month period then ended on page 50 and;
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 51 to 57 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2018, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, except for the implementation of IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments” from 1 January 2019.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 51 to 57,and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2018, which was prepared in accordance with IFRS as adopted by the European Union, except for the implementation of IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments” from 1 January 2019.

Our responsibility
Our responsibility is to express to the Company a conclusion on the interim financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information in the Results Announcement for the three and nine months ended 30 September 2019 are not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 54.

Deloitte LLP
Statutory Auditor
London, United Kingdom
30 October 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 30, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc